Filed by Yamana Gold Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.

Commission File Number: 333-146361

Date: October 18, 2007

Environmental, Safety, Permitting & Community Relations Mario Hernandez

2 Improve Site Enviro Audit program Collaboration versus Policing, Integrate with Safety Incorporate Management Review Emphasize Contractor Compliance during Construction phase Community representing in audit plan Reduce Costs of Solid Waste Management Push for on-site approval : soil remediation, composting and non-haz waste Continue waste reduction initiatives (eg. reduction of plastic bottles) Plan for new landfill with Jachal Municipality (reduction of transport costs) 2007 Site Environmental Program

3 Implementation of PEACE - Actual Risk evaluation for MASA employees and contractors Future implementation of SYG Starting in March 2008 Workshops Training in risk evaluation Key issues for 2009 international Cyanide code Management Certification of ISO 14001 2007 Site Safety Program

4 Establish Reclamation Program Reclamation Policy and Concept Species and colonization studies, tree nursery Use of treated effluent for irrigation and/or dust control Evolve Monitoring Program to Operation/Construction Mode MASA conducts majority of monitoring Improve data review and compilation, establish enviro database 2007 Site Environmental Program

5 IIA Approved (August 07) Coordinate site visits and presentations Respond to Reviewing Commission eg. issues raised and info requests IIA Approval Resolution (August 07) Initiate Implementation DIA, Environmental Impact Statement conditions 2007 Permit and Approval Program

6 Studies for Future Areas (eg. Prep for submission of IIA Update in 2008) Amelia Inés / Magdalena/ “QDD Lower” rock characterization Archeology Issues to Follow Closely: Archeology Rescue Programs Piezometers, Ongoing weather data - (rainfall) Noise and Vibration Waste Management (Sustainable Development) Power Line (DIA granted) 2007 Permit and Approval Program

7 Construction: Buildings: Architectural, Structural LPG, Diesel Storage Areas Leach Area Embankments & Diversion Channels Borrow Areas, Archeological Conveyors Ready: Ore pass Tunnels for conveyor system Key Sectorial Permits

8 Environmental: STP, Potable Water Plant, Waste Management, ie: Waste Generator, Soil Remediation. Use of Land: Cateos (exploration claim), “Canon Minero” for exploitation stage Water : Concession for Water Extraction (Industrial and Domestic), Works in river floodplain Special permits: Explosives, Transportation, Communications, Health (kitchen, clinic), Municipal taxes. Key Sectorial Permits

9 Schools Improvements Presentations visits Health Care Doctor Clinic Safety presentations Community Relations

10 Community Projects Powerline Sports Centre Sports Team Support Community Relations

11 Site Projects Tree Plantation (mainly carob tree) Olive Plantation Limestone (for lime, soil recovery and cement production) Marble Community Relations

12 Continuing Meetings and Presentations Local Office Presence Hiring and Training Programs Local Press and Media Community Relations

13 Future key issues: Citizens participation Communication program Community development Community Relations